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                                                                   EXHIBIT 23.11


                        Independent Appraisers' Consent

The Board of Directors
Telesp Celular Participacoes S.A.:

We consent to the reference to our firm in the KPMG Appraisal of Shareholders' Equity at Market Value Reports, each dated October 24, 2003, with respect to the shareholders' equity and outstanding shares per lot of thousand shares (less shares held in treasury) of Telesp Celular Participacoes S.A. ("TCP") and of Tele Centro Oeste Celular Participacoes S.A., in each case as of June 30, 2003, which reports are included as exhibits in the Registration Statement on Form F-4 of TCP for the registration of its preferred shares.

           /s/ Consult Consultoria, Engenharia e Avaliacoes S/C Ltda




Sao Paulo, SP - Brazil

October 28, 2003.